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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	20 August 2002
No. of pages including this one	13

02049443

SUPPL

Please find attached the Erste Bank H1 2002 Results release.

Kind regards,

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

P

Catriona Cockburn
Citigate Dewe Rogerson

dlw 8/28

ERSTE BANK

INVESTOR INFORMATION

For immediate release **20 August 2002**

Erste Bank Group reports continued earnings strength

"Our earnings were in line with, and in key areas further improved upon, last year's strong H1 results, despite the difficult market environment and the one-off charge due to the EU competition ruling. This performance once again underscores that we have the right strategy", said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG at the presentation of results for H1 2002.

"The increased contribution to earnings from our Central European subsidiaries proves yet again that we positioned ourselves as a market leader in retail banking in the region at the right time. In view of the continued economic instability in Western Europe, we believe the achievements that these results demonstrate should not be underestimated", Treichl added.

Highlights[1]:

- Group **total assets** rose by 40.7% compared with 31 December 2001 to EUR 121.1 billion at 30.6.2002 (Core Erste Bank Group[2]: +5.6% to EUR 90.9 billion).
- **Net interest income** grew by 82.0% compared to H1 2001 to EUR 1,219.2 million (Core Group: +16.3% to EUR 779.5 million).
- **Net commission income** was 68.9% higher at EUR 469.5 million (Core Group: +17.2% to EUR 325.7 million).
- The **operating result** increased by 84.5% to EUR 579.8 million (Core Group: +20.5% to EUR 378.7 million).
- **Pre-tax profit** was up by 76.7% to EUR 342.0 million (Core Group: +23.0% to EUR 238.1 million).
- **Group net profit** rose by 2.8% to EUR 110.9 million (Core Group: -3.0% to EUR 104.7 million).
- The **return on equity** (RoE) was 12.9% (Core Group: 10.8%) compared with 12.4% for the full year 2001 and 12.3% in H1 2001
- The **cost/income ratio** was 67.5% (Core Group: 68.0%), marginally above the full year 2001 level (67.1%) but lower than that in H1 2001 (69.0%)
- The **tier 1 ratio** as defined by Austrian banking law was 6.01% at 30 June 2002. Including the banks in the cross guarantee scheme the figure would be 6.56%.

---

[1] The Austrian savings banks involved in the cross guarantee system have been included in the Erste Bank Group balance sheet effective 1 January 2002 in accordance with IAS accounting principles. This should be taken into account when interpreting rates of change, as this limits the validity of comparisons with the previous year. Where deemed necessary, the rates of change for the Core Group (Erste Bank Group excluding the savings banks involved in the cross guarantee system and excluding those in which Erste Bank holds only a minority stake) have also been stated to ease comparisons. The new acquisitions Tiroler Sparkasse and Riječka banka have also been included in the Group's consolidated figures since 28 December 2001 and 29 April 2002 respectively. This has also influenced comparability, particularly in the case of the individual items in the income statement.

[2] All financial information includes the Austrian savings banks participating in the cross guarantee system, unless specifically stated. Information which does not include these savings banks is termed "Core Group". The Core Group consists of the Group (including subsidiaries) as it existed prior to the creation of the cross guarantee system.

"The contribution to earnings from Česká spořitelna (ČS) was a particular highlight. We have successfully completed the transformation process in the Czech business in the space of less than two years and are thus well in line with the targets we had set. This underscores our ability to integrate banks into our Group successfully and to position them profitably in the market", Treichl said.

Balance sheet developments for the Erste Bank Group in H1 2002

The Erste Bank Group achieved an exceptionally strong rise in consolidated total assets in the first half, growing by EUR 35.0 billion to EUR 121.1 billion, a 40.7% increase since end 2001. This rise was largely attributable to the implementation of the cross guarantee system in Austria which took effect on 1 January 2002. This compares with growth at the Core Group of 5.6% to EUR 90,893 million.

Balance sheet developments

in EUR m				Core Group[3]	
Assets	**30/06/02**	**31/12/01**	**+/- %**	**30/06/02**	**+/- %**
Loans and advances to credit institutions	18,880	18,912	(0.2)	21,473	13.5
Loans and advances to customers	62,693	39,210	59.9	39,909	1.8
Risk provisions for loans and advances	(3,203)	(1,875)	70.8	(2,025)	8.0
Investments available for sale and other financial assets	32,317	21,093	53.2	22,945	8.8
Other assets	10,381	8,693	19.4	8,591	(1.2)
Total assets	**121,068**	**86,033**	**40.7**	**90,893**	**5.6**

Liabilities	**30/03/02**	**31/12/01**	**+/- %**	**30/06/02**	**+/- %**
Amounts owed to credit institutions	24,754	28,642	(13.6)	25,998	(9.2)
Amounts owed to customers	62,257	37,175	67.5	40,867	9.9
Debts evidenced by certificates and subordinated capital	18,643	12,707	46.7	15,393	21.1
Equity	1,745	1,904	(8.4)	1,980	4.0
Other liabilities	13,669	5,605	>100	6,655	18.7
Total liabilities	**121,068**	**86,033**	**40.7**	**90,893**	**5.6**

On the asset side, loans and advances to customers increased by 59.9% to EUR 62.7 billion compared with 31 December 2001. This increase was almost exclusively attributable to the inclusion of the savings banks participating in the cross guarantee system. The loan portfolio of the Core Group grew only marginally (+1.8%). There was a similar development in risk provisions, which rose by 70.8% to EUR 3.2 billion for the Group, but by just 8.0% to EUR 2,025 million at the Core Group level.

On the liabilities side, the 67.5% increase in customer deposits to EUR 62.3 billion was also largely attributable to the cross guarantee system. The increase at the Core Group level was 9.9%, mainly due to the increase in other liabilities (current account and time deposits). Savings deposits were also up slightly in the six months to 30 June 2002.

As of 30 June 2002, customer deposits covered net amounts owed to customers (less loan provisions) by a ratio of around 105%, and the Core Group reported an even higher cover ratio of around 108%.

Funding provided by own issues of securities again showed a marked increase (+46.7%; Core Group: 21.1%).

[3] All financial information takes account of the impact of the cross guarantee system, unless stated. Information provided net of savings banks in the cross guarantee system is termed, 'Core Group'.

Total own funds[4] of the Erste Bank Group as defined under the Austrian Banking Act (BWG) amounted to EUR 4.56 billion as at 30 June 2002, compared with a statutory minimum requirement of EUR 3.42 billion, resulting in a cover ratio of 133%.

The Tier 1 capital ratio was 6.0% for the Core Group. The solvency ratio was 10.9%, well above the statutory minimum of 8%.

Preliminary calculations suggest the future opportunity to consolidate the savings banks participating in the cross guarantee system will have an upward impact on the core capital (tier 1) ratio of 50 to 60 basis points.

Earnings developments

"In view of the current business environment, we are more than happy with the results achieved. The increases in net interest income and net commission income at a Group level were primarily attributable to the effect of the cross guarantee system. However, the increases at the Core Group level were also in double digits, thanks mainly to our Central European subsidiaries", explained CFO Reinhard Ortner. "Like others in the banking sector, we too are feeling the effects of the unfavourable market conditions for domestic business", added Ortner.

As previously reported, since 1 January 2002 the cross guarantee system has had a significant impact on individual line items, but only has an influence on group net profit after minority interests to the extent that Erste Bank owns a stake in the savings banks in this scheme.

Earnings developments

				Core Group	
in EUR m	1.1.- 30.06.02	1.1.- 30.06.01	+/- %	1.1.- 30.06.02	+/- %
Net interest income	1,219.2	670.0	82.0	779.5	16.3
Risk provisions for loans and advances	(183.5)	(93.1)	97.1	(94.0)	1.0
Net commission income	469.5	278.0	68.9	325.7	17.2
Net trading result	89.6	64.0	40.0	77.4	20.9
General administrative expenses	(1,203.2)	(697.8)	72.4	(803.9)	15.2
Result from insurance business	4.7	--	--	-	--
Other operating results	(54.3)	(27.6)	96.7	(46.6)	68.8
Pre-tax profit for the period	**342.0**	**193.5**	**76.7**	**238.1**	**23.0**
Profit for the period	263.7	149.0	77.0	190.5	27.9
Minority interests	(152.8)	(41.1)	>100	(85.8)	108.8
Net profit after minority interests	**110.9**	**107.9**	**2.8**	**104.7**	**(3.0)**
Cost/income ratio	**67.5%**	**69.0%**		**68.0%**	

Net interest income remained the most important earnings driver, growing 82.0% to EUR 1,219.2 million. There was strong growth of 16.3% to EUR 779.5 million at the Core Group level, with the Central European subsidiaries and domestic business in Austria each accounting for around half of this increase.

The favourable position in asset and liability management (income from maturity transformation) built up during 2001 had already made a significant contribution to earnings in H2 2001, and continued to have a positive impact in H1 2002. The net interest margin (net interest income as a % of average total assets) improved in H1 2002 to 2.06%, from an average of 1.78% for 2001 as a whole. At the Core Group level it remained practically unchanged at 1.75%.

[4] The results of the capital increase successfully completed in June/July 2002 by Erste Bank are not yet contained in the financial data as at 30 June 2002.

Net commission income also showed exceptionally high growth of 68.9% to EUR 469.5 million, driven mainly by the effects of the cross guarantee system. However, the corresponding increase at the Core Group level was also strong at 17.2%. Almost all business areas made positive contributions to this development, particularly the lending and insurance businesses.

As previously indicated, the results for the Group's insurance companies (s Versicherung and s Pojišťovna České spořitelny, a.s.) are shown from 2002 under a separate line item "earnings from insurance business". These companies were negatively impacted by the developments on the capital markets in H1 2002.

Despite the difficult market environment, Erste Bank achieved growth in the net trading result of 40% to EUR 89.6 million, and there was also above average growth (+20.9%) at the Core Group level. The result from the securities and derivatives business was particularly strong, and there was also a favourable result in foreign exchange business.

Group results include two months of data from Riječka banka, which is already making a positive contribution to earnings.

General administrative expenses grew substantially (+72.4%). As in the case of the income items, the main reason was the consolidation of savings banks in the cross guarantee system. The increase at the Core Group level was 15.2%, with around 40% of this amount attributable to the first-time consolidation of Tiroler Sparkasse and Riječka banka. Other cost drivers were planned increases in spending such as the expansion of Group functions needed to manage the much larger organisation resulting from acquisitions over the past few years. Around a quarter (EUR 25 million) of the increase in general administrative costs at the Core Group was due to exchange rate movements in Central Europe (particularly the Czech Crown). This means that approximately two thirds of the cost increases resulted from special factors. Net of these factors, costs increased by 5.4% at the Core Group.

The development of individual expense items was as follows. Personnel expenses rose by 85.7% to EUR 665.1 million (Core Group: +15.8% to EUR 414.9 million), administrative expenses by 60.8% to EUR 384.4 million (Core Group: +17.4% to EUR 280.5 million) and fixed asset depreciation by 52.8% to EUR 153.7 million (Core Group: +7.9% to EUR 108.5 million). The above-average growth in personnel costs was driven by the expansion at corporate centre and the preparations for the successful implementation of a common IT platform for the entire savings banks group in July 2002. These expense drivers will be scaled back again over the coming months and should therefore produce a more favourable trend in general administrative expenses, particularly in personnel and administrative expenses.

The Bank expects moderate growth in costs in H2 2002. The integration of IT platforms in the Savings Bank Group will enable Erste Bank to reduce its staff numbers in Austria by around 6% by end 2003. The first results from this development are already expected to be realised in H2 2002 in the form of a downward impact on general administrative expenses.

The increase in administrative expenses of 72.4% (Core Group: +15.2%) was less than the increase of 76.2% in overall operating income (net interest income, net commission income, net trading result and earnings from the insurance business; Core Group: +16.9% to EUR 1,182.6 million). This meant that the operating result expressed as the balance of these two items increased by some 84.5% to EUR 579.8 million (Core Group: +20.5% to EUR 378.7 million).

This translates into a cost/income ratio of 67.5% (Core Group: 68.0%), significantly lower than in H1 2001 (69.0%) but only slightly higher than for the full year 2001 (67.1%).

Risk provisions for loans and advances almost doubled due to the effect of the cross guarantee system (+97.1% to EUR 183.5 million). At the Core Group level, however, these provisions remained virtually unchanged year-on-year at EUR 94.0 million (+1.0%). In domestic business (ex ČS and Slovenská sporiteľňa (SLSP)), the deterioration in the economy compared with H1 2001 took its toll. Due to the first time consolidation of Tiroler Sparkasse the domestic risk provisions were boosted further leading to an overall 46.9% increase to EUR 100.5 million.

There was a marked reduction in risk provisions at the Central European subsidiaries in H1 2002, due to near completion of the restructuring of loan portfolios and the emergence of benefits from introducing effective credit risk management. Furthermore, it was possible to release existing provisions due to loan repayments received. Since such releases will continue, Erste Bank expects risk provisions at the Core Group level to be flat in the full year 2002 compared to 2001.

Other operating results declined from EUR –27.6 million in H1 2001 to EUR –54.3 million (Core Group: EUR –46.6 million). This was mainly attributable to the required one-off charge for the fine in connection with the Lombard Club anti-competition case, which the EU is seeking to impose (but against which Erste Bank has appealed). In addition, there was a significant impact from valuation adjustments on securities available for sale, reflecting capital market conditions.

Group pre-tax profits were EUR 342.0 million, a year-on-year increase of 76.7%. There was also a strong increase at the Core Group level (+23.0%).

The average tax rate for the Group, including the savings banks in the cross guarantee system, is expected to be around 23% for the full year 2002, compared with an expected 20% tax rate for the Core Group (the same as for the full year 2001).

Group net profit after taxes and minority interests increased to EUR 110.9 million, a rise of 2.8% compared with the same period last year. The Core Group profit was only slightly down on last year's figure at EUR 104.7 million (-3%). However, Erste Bank believes that the Core Group result was strong in view of the difficult market conditions and, in particular, extraordinary charges such as the provision for the contested EU fine.

The return on equity in H1 2002 was 12.9% (Core Group: 10.8%) compared with 12.4% for the full-year 2001.

Outlook

Erste Bank's management board remains cautious regarding the outlook for the full year, in view of uncertainty at the macroeconomic level. However, in spite of the provisions for the EU fine, management expect earnings for the full year 2002 to exceed the level attained last year. The existing targets for 2003 are no longer appropriate, due to the recent capital increase and the change in the structure of the Group (Cross Guarantee System).

For 2005 Erste Bank now expects to achieve Group net profits after taxes and minority interests of over EUR 500m. This represents an RoE of around 15% based on the significantly enlarged equity following the capital increase in July 2002. The cost/income ratio in 2005 is planned to be between 60% and 62%.

Segment reporting

The **savings bank** segment includes all savings banks participating in the cross guarantee system. In 2001 the segment only included savings banks in which Erste Bank had a stake. The negative result in the Savings Bank segment (net profit of EUR -10.7 million) was mainly due to the allocation of refinancing costs and goodwill amortisation, restructuring costs at the Tyrolean Savings Bank (Tiroler Sparkasse or 'Tispa') and the negative impact from market conditions on the results of savings banks in western Austria. In that region there was a marked outflow of deposits, driven by tax changes in Italy and Germany.

In the **retail and real estate** segment earnings more than doubled. The cost/income ratio improved from 81.6% to 74.6%, while the RoE grew from 5.5% to 13.6% year on year. These improvements were due to the strong increase in contributions from Česká spořitelna and the first time consolidation of Riječka banka effective 29 April 2002. There was also positive progress at the mortgage bank s-Bausparkasse, which achieved earnings EUR 2.6 million higher than in the same period last year representing a significant improvement in Q2 2002.The increase in domestic risk provisions had a negative impact on earnings.

The **large corporate clients** segment achieved growth in net profits of about 24% to EUR 63.4 million, with the cost/income ratio improving from 39.2% to 36.6%, while the RoE grew from 13.3% to 18.6%. This was due to higher contributions from Česká spořitelna. Commission-based business in Austria performed well, with earnings up 34% from EUR 30.6 million to EUR 40.9 million. If one excludes Česká spořitelna, then earnings are below last year's level, due to higher risk provisions.

There was a decline in net profit in the **trading and investment banking** segment by 25% to EUR 24.8 million. The RoE was 21.7%. If one excludes Česká spořitelna, the decline to EUR 20.5 million was mainly due to the change in market valuations in line with the difficult equity market conditions. Nonetheless, slight improvements were achieved in net interest income and the trading result.

The **asset gathering** segment improved net profits by 4.5% to EUR 21 million. This now includes earnings from the insurer 's Versicherung', which are reported in the line item 'earnings from insurance business'. All other earnings constituents in this segment were around the same level as last year, despite the troubled situation on international financial markets. There is no contribution from ČS to this segment.

The segment **corporate centre** reported lower earnings than in the same period last year. Apart from the provision relating to the EU antitrust ruling, there were one-time negative impacts from the conversion to the Euro and the harmonisation of the IT platform in the savings bank sector.

Slovenská sporiteľňa continues to be reported as a separate segment, due to ongoing restructuring. This subsidiary achieved a pre-tax profit slightly above last year's level. In 2003 the contribution from SLSP will be split up into appropriate segments, as was done with Česká spořitelna.

Detailed financials are attached. For further information please contact:

Gabriele Werzer, Investor Relations + 43 50 100 11286 gabriele.werzer@erstebank.at
Thomas Schmee, Investor Relations + 43 50 100 17326 thomas.schmee@erstebank.at

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

I. Balance Sheet according to IAS

in EUR m				Core Erste Bank[5]	
Assets	**30/06/02**	**31/12/01**	**+/- %**	**30/06/02**	**+/- %**
1. Cash and balances with central bank	2,295	2,573	(10.8)	1,888	(26.6)
2. Loans and advances to credit institutions	18,880	18,912	(0.2)	21,473	13.5
3. Loans and advances to customers	62,693	39,210	59.9	39,909	1.8
4. Risk provisions for loans and advances	(3,203)	(1,875)	70.8	(2,025)	8.0
5. Trading assets	3,132	3,451	(9.2)	3,047	(11.7)
6. Investments available for sale	7,390	2,912	>100	4,572	57.0
7. Financial investments	21,795	14,730	48.0	15,326	4.0
8. Intangible fixed assets	1,102	932	18.2	1,032	10.7
9. Tangible fixed assets	1,864	1,318	41.4	1,383	4.9
10. Other assets	5,120	3,870	32.3	4,288	10.8
Total assets	**121,068**	**86,033**	**40.7**	**90,893**	**5.6**

Liabilities	30/03/02	31/12/01	+/- %	30/06/02	+/- %
1. Amounts owed to credit institutions	24,754	28,642	(13.6)	25,998	(9.2)
2. Amounts owed to customers	62,257	37,175	67.5	40,867	9.9
3. Debts evidenced by certificates	14,612	9,751	49.9	12,078	23.9
4. Provisions	5,212	953	>100	1,007	5.7
5. Other liabilities	5,429	3,393	60.0	4,268	25.8
6. Subordinated capital	4,031	2,956	36.4	3,315	12.1
7. Minority Interests	3,028	1,259	>100	1,380	9.6
8. Equity	1,745	1,904	(8.4)	1,980	4.0
Total liabilities	**121,068**	**86,033**	**40.7**	**90,893**	**5.6**

II. Income Statement according to IAS

				Core Erste Bank		
in EUR m	**1.1.- 30.06.02**	**1.1.- 30.06.01**	**+/- %**	**1.1.- 30.06.02**	**1.1.- 30.06.01**	**+/- %**
I. Net Interest Income	**1,219.2**	**670.0**	**82.0**	**779.5**	**670.0**	**16.3**
Risk provisions for loans and advances	(183.5)	(93.1)	97.1	(94.0)	(93.1)	1.0
Net commission income	469.5	278.0	68.9	325.7	278.0	17.2
Net trading result	89.6	64.0	40.0	77.4	64.0	20.9
General administrative expenses	(1,203.2)	(697.8)	72.4	(803.9)	(697.8)	15.2
Result from insurance business	4.7	--	--	-	-	-
Other operating results	(54.3)	(27.6)	96.7	(46.6)	(27.6)	68.8
Extraordinary result	0.0	0.0	0.0	0.0	0.0	0.0
II. Pre-tax profit for the period	**342.0**	**193.5**	**76.7**	**238.1**	**193.5**	**23.0**
Taxes on income	(78.3)	(44.5)	76.0	(47.6)	(44.5)	7.0
III. Profit for the period	**263.7**	**149.0**	**77.0**	**190.5**	**149.0**	**27.9**
Minority interests	(152.8)	(41.1)	>100	(85.8)	(41.1)	108.8
IV. Net profit after minority interests	**110.9**	**107.9**	**2.8**	**104.7**	**107.9**	**(3.0)**

[5] All financial information takes account of the impact of the Cross Guarantee System, unless stated. Information provided net of savings banks in the cross guarantee system is termed 'Core Group'.

Erste Bank Group H1 2002 Divisional Reporting

	Savings banks [x]		Retail and Real estate					
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
			EB "domestic"***		CS		Total	
Net interest income	479.7	34.2	247.1	219.8	202.5	165.1	449.6	384.9
Risk provisions for loan and adv.	(105.6)	(6.5)	(46.5)	(33.1)	(3.0)	(9.7)	(49.5)	(42.8)
Net commission income	169.4	21.5	64.6	56.9	93.9	81.2	158.5	138.1
Net trading result	11.2	0.9	14.3	10.9	2.3	1.6	16.6	12.5
General administrative expenses	(476.5)	(44.2)	(268.8)	(247.0)	(198.6)	(190.0)	(467.4)	(437.0)
Income from insurance business	0.0	0.0	0.0	0.0	1.7	0.0	1.7	0.0
Other operating results	(12.3)	(2.7)	(0.8)	4.7	(13.9)	(16.7)	(14.7)	(12.0)
Pre-tax profit	**65.9**	**3.2**	**9.9**	**12.3**	**84.9**	**31.5**	**94.8**	**43.8**
Taxes on income	(18.0)	(0.7)	1.2	(2.4)	(20.3)	(8.6)	(19.1)	(11.0)
Minority interest	(58.6)	0.0	(6.4)	(1.3)	(34.7)	(16.2)	(40.1)	(17.5)
Net profit after minority interests	**(10.7)**	**2.5**	**5.7**	**8.6**	**29.9**	**6.7**	**35.6**	**15.3**
Average risk-weighted assets	3,724.0	2,122.5	10,500.7	9,266.1	1,624.9	1,766.0	12,125.6	11,032.1
Average attributed equity	165.8	104.9	431.3	466.3	91.6	88.9	522.9	555.2
Cost/Income Ratio	**72.2%**	**78.1%**	**82.5%**	**85.9%**	**66.1%**	**76.6%**	**74.6%**	**81.6%**
ROE based on net profit	**(12.9%)**	**4.8%**	**2.6%**	**3.7%**	**65.3%**	**15.1%**	**13.6%**	**5.5%**
Thereof goodwill	(6.3)	(2.8)	(0.6)	0.0	(2.1)	(2.7)	(2.7)	(2.7)
(based on pre-tax profit)								

	Large Corporate Clients					
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
	EB "domestic"***		CS		Total	
Net interest income	132.7	124.0	40.5	24.8	173.2	148.8
Risk provisions for loan and adv.	(37.9)	(28.4)	14.0	(11.7)	(23.9)	(40.1)
Net commission income	40.9	30.6	11.1	4.1	52.0	34.7
Net trading result	2.0	2.8	0.7	0.0	2.7	2.8
General administrative expenses	(63.6)	(54.7)	(19.9)	(18.3)	(83.5)	(73.0)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(1.3)	3.6	(4.9)	(5.6)	(6.2)	(2.0)
Pre-tax profit	**72.8**	**77.8**	**41.5**	**(6.7)**	**114.3**	**71.1**
Taxes on income	(15.8)	(16.1)	(8.5)	2.5	(24.3)	(13.6)
Minority interest	(6.0)	(3.1)	(20.6)	(3.2)	(26.6)	(6.3)
Net profit after minority interests	**51.0**	**58.6**	**12.4**	**(7.4)**	**63.4**	**51.2**
Average risk-weighted assets	13,308.8	13,272.7	2,290.3	1,962.2	15,599.1	15,234.9
Average attributed equity	553.0	667.9	129.2	98.8	682.2	766.7
Cost/Income Ratio	**36.2%**	**34.8%**	**38.0%**	**63.3%**	**36.6%**	**39.2%**
ROE based on net profit	**18.4%**	**17.5%**	**19.2%**	**(15.0%)**	**18.6%**	**13.3%**
Thereof goodwill	0.0	0.0	(3.0)	(3.0)	(3.0)	(3.0)
(based on pre-tax- profit)						

[x] Including all 54 Savings banks which are consolidated under the Cross Guarantee System and those in which EB holds participations and majority stakes (i.e. Salzburg, Tyrol). H1 2001 has been adjusted accordingly.
*** Corresponds to columns EB excl. CS (and SLSP) in previous releases

Erste Bank Group H1 2002 Divisional Reporting

	Trading and Investment Banking						Asset Gathering	
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
	EB "domestic"***		CS		Total			
Net interest income	40.2	37.5	8.4	0.8	48.6	38.3	(0.5)	0.4
Risk provisions for loan and adv.	0.0	(0.3)	0.0	0.2	0.0	(0.1)	0.0	0.0
Net commission income	11.5	12.6	1.4	5.0	12.9	17.6	47.5	47.9
Net trading result	34.5	33.8	25.2	9.9	59.7	43.7	0.0	0.0
General administrative expenses	(54.2)	(41.7)	(13.6)	(15.6)	(67.8)	(57.3)	(20.9)	(20.9)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	3.0	0.0
Other operating results	(7.6)	2.5	(2.7)	4.2	(10.3)	6.7	(0.2)	0.0
Pre-tax profit	**24.4**	**44.4**	**18.7**	**4.5**	**43.1**	**48.9**	**28.9**	**27.3**
Taxes on income	(4.5)	(9.2)	(5.4)	(2.2)	(9.9)	(11.4)	(5.4)	(5.6)
Minority interest	0.6	0.0	(9.0)	(4.2)	(8.4)	(4.2)	(2.5)	(1.6)
Net profit after minority interests	**20.5**	**35.2**	**4.3**	**(1.9)**	**24.8**	**33.3**	**21.0**	**20.1**
Average risk-weighted assets	4,077.9	4,177.3	1,169.5	1,128.3	5,247.4	5,305.6	12.5	10.6
Average attributed equity	162.6	210.3	66.0	56.8	228.6	267.1	0.5	0.5
Cost/Income Ratio	**62.9%**	**49.6%**	**38.9%**	**99.4%**	**55.9%**	**57.5%**	**41.8%**	**43.4%**
ROE based on net profit	**25.2%**	**33.5%**	**13.0%**	**(6.7%)**	**21.7%**	**24.9%**	**>100%**	**>100%**
Thereof goodwill	0.0	0.0	(1.7)	(1.7)	(1.7)	(1.7)	0.0	0.0
(based on pre-tax profit)								

	Corporate Centre					
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
	EB "domestic"***		CS		Total	
Net interest income	(4.4)	0.8	(3.7)	(0.6)	(8.1)	0.2
Risk provisions for loan and adv.	0.0	0.0	0.0	0.0	0.0	0.0
Net commission income	10.1	2.1	0.0	2.3	10.1	4.4
Net trading result	(4.4)	(6.3)	0.0	0.8	(4.4)	(5.5)
General administrative expenses	(26.6)	(10.1)	0.5	1.5	(26.1)	(8.6)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	1.1	(11.5)	(0.1)	(0.2)	1.0	(11.7)
Pre-tax profit	**(24.2)**	**(25.1)**	**(3.3)**	**3.8**	**(27.5)**	**(21.3)**
Taxes on income	6.8	5.1	0.4	(0.6)	7.2	4.5
Minority interest	(9.8)	(6.9)	0.5	(1.8)	(9.3)	(8.7)
Net profit after minority interests	**(27.2)**	**(26.9)**	**(2.4)**	**1.4**	**(29.6)**	**(25.5)**
Average risk-weighted assets	991.8	176.5	591.0	49.1	1,582.8	225.6
Average attributed equity	35.9	8.9	33.3	2.5	69.2	11.4
Cost/Income Ratio	**>100%**	**>(100%)**	**13.5%**	**60.0%**	**>(100%)**	**>(100%)**
ROE based on net profit	**>(100%)**	**>(100%)**	**(14.4%)**	**>100%**	**(85.5%)**	**>(100%)**
Thereof goodwill	(2.8)	(3.1)	(0.6)	0.0	(3.4)	(3.1)
(based on pre-tax profit)						

Erste Bank Group H1 2002 Divisional Reporting

	SLSP		Total				Core Erste Bank	
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
			EB "domestic"***		CS		Total	
Net interest income	76.7	63.2	415.1	382.5	247.7	190.0	1,219.2	870.0
Risk provisions for loan and adv.	(4.5)	(3.5)	(84.4)	(61.9)	11.0	(21.3)	(183.5)	(93.1)
Net commission income	19.1	13.9	174.6	150.0	106.4	92.7	469.5	278.0
Net trading result	3.8	9.7	46.4	41.2	28.2	12.3	89.6	64.0
General administrative expenses	(61.0)	(56.8)	(434.1)	(374.4)	(231.6)	(222.5)	(1,203.2)	(697.8)
Income from insurance business	0.0	0.0	3.0	0.0	1.7	0.0	4.7	0.0
Other operating results	(11.6)	(6.0)	(8.8)	(0.7)	(21.6)	(18.2)	(54.3)	(27.6)
Pre-tax profit	**22.5**	**20.5**	**111.8**	**136.7**	**141.8**	**33.1**	**342.0**	**193.5**
Taxes on income	(8.7)	(6.7)	(17.8)	(28.2)	(33.8)	(9.0)	(78.3)	(44.5)
Minority interest	(7.3)	(2.8)	(23.1)	(12.9)	(63.8)	(25.4)	(152.8)	(41.1)
Net profit after minority interests	**6.5**	**11.0**	**70.8**	**95.6**	**44.2**	**(1.3)**	**110.9**	**107.9**
Average risk-weighted assets	900.1	983.8	28,891.7	26,903.1	5,675.7	4,905.6	39,191.5	34,915.1
Average attributed equity	44.5	49.6	1,183.3	1,353.9	320.1	247.0	1,713.7	1,755.4
Cost/Income Ratio	**61.2%**	**65.4%**	**67.9%**	**65.3%**	**60.3%**	**75.4%**	**67.5%**	**69.0%**
ROE based on net profit	**29.2%**	**44.4%**	**12.0%**	**14.1%**	**27.6%**	**(1.0%)**	**12.9%**	**12.3%**
Thereof goodwill	(6.0)	(5.1)	(3.4)	(3.0)	(7.4)	(7.4)	(23.1)	(18.3)
(based on pre-tax profit)								

Core Erste Bank H1 2002 Divisional Reporting

(adjusted for consolidation effects from Cross Guarantee System)

	Savings banks		Retail and Real estate					
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
			EB "domestic"****		CS		Total	
Net interest income	54.5	34.2	231.2	219.8	202.5	165.1	433.7	384.9
Risk provisions for loan and adv.	(20.9)	(6.5)	(41.7)	(33.1)	(3.0)	(9.7)	(44.7)	(42.8)
Net commission income	33.8	21.5	62.6	56.9	93.9	81.2	156.5	138.1
Net trading result	1.7	0.9	11.4	10.9	2.3	1.6	13.7	12.5
General administrative expenses	(96.7)	(44.2)	(257.9)	(247.0)	(198.6)	(190.0)	(456.5)	(437.0)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(4.0)	(2.7)	(1.1)	4.7	(12.2)	(16.7)	(13.3)	(12.0)
Pre-tax profit	**(31.6)**	**3.2**	**4.5**	**12.3**	**84.9**	**31.5**	**89.4**	**43.8**
Taxes on income	7.9	(0.7)	3.4	(2.4)	(20.3)	(8.6)	(16.9)	(11.0)
Minority interest	5.4	0.0	(3.2)	(1.3)	(34.7)	(16.2)	(37.9)	(17.5)
Net profit after minority interests	**(18.3)**	**2.5**	**4.7**	**8.6**	**29.9**	**6.7**	**34.6**	**15.3**
Average risk-weighted assets	3,724.0	2,122.5	10,500.7	9,266.1	1,624.9	1,766.0	12,125.6	11,032.1
Average attributed equity	188.3	104.9	489.8	466.3	104.0	88.9	593.8	555.2
Cost/Income Ratio	**107.4%**	**78.1%**	**84.5%**	**85.9%**	**66.5%**	**76.5%**	**75.6%**	**81.6%**
ROE based on net profit	**(19.4%)**	**4.8%**	**1.9%**	**3.7%**	**57.4%**	**15.1%**	**11.6%**	**5.5%**
Thereof goodwill	(5.5)	(2.8)	(0.6)	0.0	(2.1)	(2.7)	(2.7)	(2.7)

** based on pre-tax profit

Core Erste Bank H1 2002 Divisional Reporting

	Large Corporate Clients					
EUR m	**H1 2002**	**H1 2001**	**H1 2002**	**H1 2001**	**H1 2002**	**H1 2001**
	EB "domestic"***		**CS**		**Total**	
Net interest income	132.7	124.0	40.5	24.8	173.2	148.8
Risk provisions for loan and adv.	(37.9)	(28.4)	14.0	(11.7)	(23.9)	(40.1)
Net commission income	40.9	30.6	11.1	4.1	52.0	34.7
Net trading result	2.0	2.8	0.7	0.0	2.7	2.8
General administrative expenses	(63.6)	(54.7)	(19.9)	(18.3)	(83.5)	(73.0)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(1.3)	3.6	(4.9)	(5.6)	(6.2)	(2.0)
Pre-tax profit	**72.8**	**77.8**	**41.5**	**(6.7)**	**114.3**	**71.1**
Taxes on income	(14.6)	(16.1)	(8.5)	2.5	(23.1)	(13.6)
Minority interest	(6.0)	(3.1)	(20.6)	(3.2)	(26.6)	(6.3)
Net profit after minority interests	**52.2**	**58.6**	**12.4**	**(7.4)**	**64.6**	**51.2**
Average risk-weighted assets	13,308.8	13,272.7	2,290.3	1,962.2	15,599.1	15,234.9
Average attributed equity	628.0	667.9	146.7	98.8	774.7	766.7
Cost/Income Ratio	**36.2%**	**34.8%**	**38.0%**	**63.3%**	**36.6%**	**39.2%**
ROE based on net profit	**16.6%**	**17.5%**	**16.9%**	**(15.0%)**	**16.7%**	**13.3%**
Thereof goodwill**	0.0	0.0	(3.0)	(3.0)	(3.0)	(3.0)

	Trading and Investment Banking						Asset Gathering	
EUR m	**H1 2002**	**H1 2001**	**H1 2002**	**H1 2001**	**H1 2002**	**H1 2001**	**H1 2002**	**H1 2001**
	EB "domestic"***		**CS**		**Total**			
Net interest income	39.8	37.5	8.4	0.8	48.2	38.3	0.7	0.4
Risk provisions for loan and adv.	0.0	(0.3)	0.0	0.2	0.0	(0.1)	0.0	0.0
Net commission income	11.4	12.6	1.4	5.0	12.8	17.6	47.5	47.9
Net trading result	34.6	33.8	25.2	9.9	59.8	43.7	0.0	0.0
General administrative expenses	(53.2)	(41.7)	(13.6)	(16.6)	(66.8)	(57.3)	(20.9)	(20.9)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(7.6)	2.5	(2.7)	4.2	(10.3)	6.7	(0.2)	0.0
Pre-tax profit	**25.0**	**44.4**	**18.7**	**4.5**	**43.7**	**48.9**	**27.1**	**27.3**
Taxes on income	(3.9)	(9.2)	(5.4)	(2.2)	(9.3)	(11.4)	(4.0)	(5.6)
Minority interest	(0.0)	0.0	(9.0)	(4.2)	(9.0)	(4.2)	(1.3)	(1.6)
Net profit after minority interests	**21.1**	**35.2**	**4.3**	**(1.9)**	**25.4**	**33.3**	**21.8**	**20.1**
Average risk-weighted assets	4,077.9	4,177.3	1,169.5	1,128.3	5,247.4	5,305.6	12.5	10.6
Average attributed equity	184.7	210.3	75.0	56.8	259.6	267.1	0.6	0.5
Cost/Income Ratio	**62.0%**	**49.6%**	**38.9%**	**99.4%**	**55.3%**	**57.5%**	**43.4%**	**43.4%**
ROE based on net profit	**22.8%**	**33.5%**	**11.4%**	**(6.7%)**	**19.5%**	**24.9%**	**>100%**	**>100%**
Thereof goodwill	0.0	0.0	(1.7)	(1.7)	(1.7)	(1.7)	0.0	0.0

Core Erste Bank H1 2002 Divisional Reporting

	Corporate Centre					
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
	EB "domestic"***		CS		Total	
Net interest income	(3.8)	0.8	(3.7)	(0.6)	(7.5)	0.2
Risk provisions for loan and adv.	0.0	0.0	0.0	0.0	0.0	0.0
Net commission income	4.0	2.1	0.0	2.3	4.0	4.4
Net trading result	(4.3)	(6.3)	0.0	0.8	(4.3)	(5.5)
General administrative expenses	(19.0)	(10.1)	0.5	1.5	(18.5)	(8.6)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(0.9)	(11.5)	(0.1)	(0.2)	(1.0)	(11.7)
Pre-tax profit	**(24.0)**	**(25.1)**	**(3.3)**	**3.8**	**(27.3)**	**(21.3)**
Taxes on income	6.1	5.1	0.4	(0.6)	6.5	4.5
Minority interest	(9.5)	(6.9)	0.5	(1.8)	(9.0)	(8.7)
Net profit after minority interests	**(27.4)**	**(26.9)**	**(2.4)**	**1.4**	**(29.8)**	**(25.5)**
Average risk-weighted assets	991.8	176.5	591.0	49.1	1,582.8	225.6
Average attributed equity	40.8	8.9	37.8	2.5	78.6	11.4
Cost/Income Ratio	**>(100%)**	**>(100%)**	**13.5%**	**60.0%**	**>(100%)**	**>(100%)**
ROE based on net profit	**>(100%)**	**>(100%)**	**(12.7%)**	**>100%**	**(75.8%)**	**>(100%)**
Thereof goodwill**	(2.8)	(3.1)	(0.6)	0.0	(3.4)	(3.1)

	SLSP		Total				Core Erste Bank	
EUR m	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001	H1 2002	H1 2001
			EB "domestic"***		CS		Total	
Net interest income	76.7	63.2	400.6	382.5	247.7	190.0	779.5	670.0
Risk provisions for loan and adv.	(4.5)	(3.5)	(79.6)	(61.9)	11.0	(21.3)	(94.0)	(93.1)
Net commission income	19.1	13.9	166.4	150.0	106.4	92.7	325.7	278.0
Net trading result	3.8	9.7	43.7	41.2	28.2	12.3	77.4	84.0
General administrative expenses	(61.0)	(56.8)	(414.6)	(374.4)	(231.6)	(222.5)	(803.9)	(697.8)
Income from insurance business	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	(11.6)	(6.0)	(11.1)	(0.7)	(19.9)	(18.2)	(46.6)	(27.6)
Pre-tax profit	**22.5**	**20.5**	**105.4**	**136.7**	**141.8**	**33.1**	**238.1**	**193.5**
Taxes on income	(8.7)	(6.7)	(12.9)	(28.2)	(33.9)	(9.0)	(47.6)	(44.5)
Minority interest	(7.3)	(2.8)	(20.1)	(12.9)	(63.8)	(25.4)	(85.8)	(41.1)
Net profit after minority interests	**6.5**	**11.0**	**72.4**	**95.6**	**44.1**	**(1.3)**	**104.7**	**107.9**
Average risk-weighted assets	900.1	983.8	28,891.7	26,903.1	5,675.7	4,905.6	39,191.5	34,915.1
Average attributed equity	50.5	49.6	1,343.9	1,353.9	363.5	247.0	1,946.1	1,755.4
Cost/Income Ratio	**61.2%**	**65.4%**	**67.9%**	**65.3%**	**60.6%**	**75.4%**	**68.0%**	**69.0%**
ROE based on net profit	**25.6%**	**44.4%**	**10.8%**	**14.1%**	**24.3%**	**(1.0%)**	**10.8%**	**12.3%**
Thereof goodwill**	(6.0)	(5.1)	(3.4)	(3.0)	(7.4)	(7.4)	(22.3)	(18.3)